IN THE MATTER OF

FILE NO. 70-9897

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
Allegheny Energy Supply Company, L.L.C. 4350 Northern Pike Monroeville, PA 15146-2841

_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

David B. Hertzog                                              Anthony Wilson
Vice President and General Counsel                Senior Counsel
Allegheny Energy, Inc.                                     Allegheny Energy Service                                                                           Corporation
10435 Downsville Pike                                    10435 Downsville Pike
Hagerstown, MD 21740                                  Hagerstown, MD 21740

This Certificate of Notification is filed by Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and its direct wholly owned generating subsidiary company, Allegheny Energy Supply Company, LLC ("AE Supply" and, together with Allegheny, "Applicants") pursuant to Applicants' Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated December 31, 2001 (Holding Company Act Release ("HCAR") No. 27486 as amended by the orders dated April 17, 2002 (HCAR No. 27521), October 17, 2002 (HCAR No. 27579) and July 23, 2003 (HCAR No. 27701) (the "Orders") in the above-referenced file. The Orders directed, among other things, that Applicants file with the Commission a report within two business days after the occurrence of (i) any further downgrade by a nationally recognized statistical rating organization of the debt securities of any of Allegheny, AE Supply or any of the Operating Subsidiaries (as defined therein); and (ii) any event that would have a material adverse effect on the ability of Allegheny or AE Supply to comply with any conditions or requirements of an order of the Commission in this proceeding, or that Allegheny otherwise determines would be of material interest to the Commission.

On July 25, 2003, Allegheny announced that it has completed a private placement of convertible trust preferred securities. The net proceeds will be used to improve liquidity at Allegheny Energy, help Allegheny Energy Supply meet future collateral requirements, and for general corporate purposes. The trust preferred securities, which will mature on June 15, 2008, will carry an 11 7/8 percent coupon and will be convertible to shares of Allegheny Energy common stock at the option of the holder at a conversion price of $12 per share. If Allegheny Energy's share price reaches $15 for a specified period of time, the securities will be mandatorily converted at $12 per share. Accordingly, the trust preferred securities are convertible into up to 25 million shares of Allegheny Energy common stock. Payment obligations under the new trust preferred securities are subordinate to the Company's existing credit facilities announced on February 25, 2003.

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                          Allegheny Energy, Inc.
                                                                          Allegheny Energy Supply Company, LLC

                                                                          By:  /s/ DAVID B. HERTZOG
                                                                          David B. Hertzog
                                                                          Vice President and General Counsel

Dated: July 28, 2003